[redacted]

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n.a. 2/29

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 21 2012
Washington, DC
123

SEC FILE NUMBER
8-65234

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **Halpern Capital, Inc.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20900 NE 30th Avenue, Suite 200
(No. and Street)

Aventura	Florida	33180
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Baruch Halpern **786-528-1402**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Baruch Halpern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Halpern Capital, Inc., as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Margaret Powell
COMMISSION # EE 030444
EXPIRES: OCT. 30, 2014
WWW.AARONNOTARY.com

Signature

President
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALPERN CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

HALPERN CAPITAL, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 10
Supplemental Information	
Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4)	11
Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	12
Information Relating to Exemptive Provision Requirements Under SEC Rule 15c3-3	13
Report on Internal Control Structure Required by SEC Rule 17a-5 For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3	14 - 15

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Halpern Capital, Inc.

We have audited the accompanying statement of financial condition of Halpern Capital, Inc. as of December 31, 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halpern Capital, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedules presented on page 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida
February 15, 2012

HALPERN CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Assets:		
Cash and cash equivalents	$	26,557
Receivable from customers and others		206,977
Notes receivable		255,674
Furniture, equipment and leasehold improvements net of accumulated depreciation of $255		2,650
Other assets		3,073
Total assets	$	494,931

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	27,419
Subordinated borrowing		150,000
Total liabilities		177,419
Stockholders' equity:		
Class A voting common stock, par value $0.01, 10,000 share authorized, issued and outstanding		100
Class B nonvoting common stock, par value $0.01, 2,000,000 shares authorized, 990,000 issued and outstanding		9,900
Additional paid-in capital		307,512
Retained earnings		-
Total stockholder's equity		317,512
Total liabilities and stockholder's equity	$	494,931

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Commissions	$ 25,768
Fee income	38,668
Consulting	67,800
Interest and other	49,482
Total revenue	181,718
Expenses:	
Employee compensation and benefits	122,428
Occupancy expense	32,610
Professional fees	16,859
Contract fees	11,100
Telephone and communications	11,022
Other expenses	7,677
Depreciation and amortization	255
Total expenses	201,951
Net income (loss)	$ (20,233)

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders Equity
	Shares	Amount	Shares	Amount			
Balances, January 1, 2011	10,000	$ 100	990,000	$ 9,900	$ 351,495	$ 701,380	$ 1,062,875
Capital contributions	-	-	-	-	26,000	-	26,000
Capital (distribution)	-	-	-	-	(69,983)	(681,147)	(751,130)
Net income (loss)	-	-	-	-	-	(20,233)	(20,233)
Balances, December 31, 2011	10,000	$ 100	990,000	$ 9,900	$ 307,512	$ -	$ 317,512

The accompanying notes are an integral part of these financial statements

HALPERN CAPITAL, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

Subordinated borrowings at January 1, 2011	$	150,000
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2011	$	150,000

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net income (loss)	$ (20,233)
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Depreciation and amortization	255
Changes in assets and liabilities:	
Receivable from customers	11,651
Note receivable	704,885
Other assets	(795)
Accounts payable and accrued expenses	(5,280)
Net cash provided by operating activities	690,483
Cash flows from investing activities:	
Purchase of furniture and equipment	(1,681)
Net cash used by investing activities	(1,681)
Cash flows from financing activities:	
Capital contribution(distribution)	(725,130)
Net cash used in financing activities	(725,130)
Net decrease in cash and cash equivalents	(36,328)
Cash and cash equivalents at beginning of period	62,885
Cash and cash equivalents at end of period	$ 26,557
Supplemental information:	
Income taxes paid during the year	-
Interest paid during the year	-

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. ORGANIZATION AND NATURE OF BUSINESS

Halpern Capital, Inc. (the "Company") was incorporated in the state of Florida on December 27, 2000, and commenced operations as a broker-dealer in July 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company derives its revenue from acting as a placement agent or finder in private placements and from consulting fees and advisory fees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Property and equipment – Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over various estimated useful lives. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

Revenue recognition – Investment banking revenue earned from obtaining equity and/or debt financing for clients and consulting and advisory fees are recorded when earned. Securities transactions, if any, are recorded on a trade date basis.

Income taxes – The Company elected to be an S corporation effective January 11, 2002. Under this election, the income or loss of the Company is allocated to the respective stockholder and included on the stockholder's individual return.

Fair Value of Financial Instruments – Cash, commissions receivable, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments. See Note 5 for further discussion.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECEIVABLE FROM CUSTOMERS

The Company performs investment banking services for various financial institutions and companies and this receivable represents monies owed by such customers for these services.

4. NOTE RECEIVABLE AND OTHER RECEIVABLE

On July 1, 2009, the Company entered into a settlement agreement and note receivable (the "Note Receivable") with an insurer that had utilized the investment banking services of the Company to raise capital. The note receivable was initially valued at $950,000 and bore interest of 10% per annum and was payable 120 days from July 1, 2009. Subsequently, the insurer of the Note Receivable declared bankruptcy and the note was written down to $570,000. During November 2010, the bankruptcy court awarded full compensation of approximately $960,559, including interest to date, to the Company and allowed for collateral as further assurance of payment. Therefore, the note was revalued at $960,559. During 2011, the Company was paid approximately $754,155 against the total amount due. Terms of the bankruptcy permit

4. NOTE RECEIVABLE AND OTHER RECEIVABLE (cont.)

the remainder to be paid not later than fifteen (15) months from January 2011. During 2011 the Company accrued approximately $49,270 in interest income which is recognized as such on the Statement of Income and is included in Note Receivable at December 31, 2011. The remainder is non-allowable for purposes of computing net capital of the Company under Rule 15c3-1 of the SEC.

The Company also has a receivable of approximately $172,750. The receivable arises from investment banking services performed in 2006. During December 2010, the Company entered into a settlement agreement for the entire value of the receivable and received collateral for the receivable. The receivable is a non-allowable asset for purposes of computing net capital of the Company under Rule 15c3-1 of the SEC. There is no assurance that the Company will be successful in collecting the receivable.

5. FAIR VALUE MEASUREMENTS

The Company has financial instruments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active in inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

	Fair Value Measurement at Reporting Date Using Description			
	12/31/2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Note receivable	$ 255,674	$ -	$ -	$ 255,674
Liabilities:				
Subordinated borrowings	$ 150,000	$ -	$ -	$ 255,674

5. FAIR VALUE MEASUREMENTS (cont.)

With regard to the level 3 liabilities the following are changes in the beginning and ending balances during the year ended December 31, 2011.

	Beginning Balance 1/1/11	Substraction	Addition	Ending Balance 12/31/11
Note receivable	$ 960,559	(754,155)	49,270	$ 255,674
Subordinated borrowings	$ 150,000	-	-	$ 150,000

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2011:

		Estimated Economic Life
Computer equipment and software	$ 2,905	3 years
Less: accumulated depreciation	255	
	$ 2,650	

Depreciation recorded for the year ended December 31, 2011 was $255.

7. SUBORDINATED BORROWINGS

Subordinated borrowings of $150,000 at December 31, 2011 consisted of notes payable to the President and CEO of the Company in amounts of $100,000 and $50,000. The notes do not bear interest and are payable January 31, 2012 and April 30, 2013, respectively.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent the borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

8. LEASE OBLIGATION

The Company sub-leased two office spaces in Aventura, Florida during 2008. The sub-leases expired November 30, 2011 and provided for rent of $2,607 for the duration of the lease. The company occupies the same office space but on a month-to-month basis at the rate of $2,607 per month.

8. LEASE OBLIGATION (cont.)

Rent expense for the year ended December 31, 2011 was $32,610.

9. CONCENTRATION OF BUSINESS AND CREDIT RISK

One customer accounted for approximately 100% of the Company's advisory fees.
One customer accounted for approximately 100% of the Company's banking commissions.
One customer accounted for approximately 80% of the Company's consulting income.

From time to time the Company may have cash deposits with its bank that exceed levels insured by the bank through FDIC. At December 31, 2011, the cash deposits did not exceed the FDIC. Management of the Company believes the money to be secure since it is deposited in a large national bank.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules that requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 1500%. As of December 31, 2011, the Company's net capital was $18,668 as defined by the SEC, which was $13,668 in excess of its minimum net capital requirement of $5,000, which amount was greater than 6 2/3% of aggregate indebtedness ($1,828). The Company's percentage of aggregate indebtedness of net capital was approximately 146% versus the maximum allowable percentage of 1500%.

11. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the company's December 31, 2011 FOCUS IIA and this audit are shown in the attached required supplemental information to these audited financial statements. There were no audit adjustments.

12. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 15, 2012, the date the financial statements were available to be issued.

HALPERN CAPITAL, INC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF DECEMBER 31, 2011

Computation of basic net capital requirements:	
Total member's equity qualified for net capital	$ 317,512
Subordinated borrowings	150,000
	467,512
Deductions:	
Non-allowable assets	
Furniture, equipment and leasehold improvement: net	2,650
Other assets	3,073
Receivables from customer and owner	187,447
Notes receivable	255,674
Total non-allowable assets	448,844
Net capital before haircuts and securities positions	18,668
Net capital	18,668
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($27,419)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	5,000
Net capital in excess of required minimum	$ 13,668
Excess net capital at 1000%	146.88 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

HALPERN CAPITAL, INC
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Total aggregate indebtedness:		
Accounts payable and accrued liabilities	$	27,419
Aggregate indebtedness	$	27,419
Ratio of aggregate indebtedness to net capital		146.88%

HALPERN CAPITAL, INC

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2011

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

To the Board of Directors
Halpern Capital, Inc.

In planning and performing our audit of the financial statements of Halpern Capital, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bhat and Company, PA

Maitland, Florida
February 15, 2012